"Targeting Uranium and Gold"

NEWS RELEASE

HIGH-GRADE GOLD ZONE EXPANDED AT GOLDEN PROMISE, REMAINS OPEN

Victoria Lake Drilling Hits VMS Stringer Zones

Dated: January 22, 2007	TSX-V: CXX

Crosshair Exploration and Mining Corp. (TSX-V: CXX) (the “Company”) is pleased to announce that drill results from the ongoing Phase 2 program at the Golden Promise Project, located 35 kilometres west of Grand Falls – Windsor in central Newfoundland, continue to expand the high grade mineralization at the Jaclyn Main Zone both along strike and to depth and that the zone remains open.

In addition, the Company is pleased to announce the results of the Phase 1 drill program at Victoria Lake, situated approximately 100 kilometres southwest of the Golden Promise property, from which several drill holes intersected zones of mineralization suggesting close proximity to a VMS deposit.

Maps have been posted on the company website:
http://www.crosshairexploration.com/s/Addenda.asp?ReportID=167369.

Golden Promise Project

Previous drilling had identified a significant gold-bearing vein system at the Jaclyn Main Zone. The Phase 2 drill program has now increased the extent of gold mineralization at the Jaclyn by 150 metres to the east. Mineralization within the zone now extends for 625 metres along strike and to a depth of 225 metres, remaining open to depth and along strike. All holes completed to date intersected the Jaclyn Main Zone over widths of 0.40 to 6.85 metres (core length) with visible gold recognized in five of the intercepts. Significant results include:

GP06-62:	8.31 g/t gold over 1.20 metres, including 21.50 g/t gold over 0.45 metres;
GP06-63: metres;	5.58 g/t gold over 0.40 metres, 1.16 g/t gold over 0.40 metres, and 3.02 g/t gold over 0.40
GP06-65:	20.65 g/t gold over 1.60 metres, including 55.03 g/t gold over 0.60 metres;
GP06-66:	11.90 g/t gold over 1.05 metres, including 21.87 g/t gold over 0.55 metres;
GP06-68:	4.74 g/t gold over 1.45 metres, including 11.57 g/t gold over 0.55 metres;

The eastward extension as demonstrated by holes GP06-65 and 66 also includes some of the highest grades ever reported from Jaclyn and demonstrates continuation of high grade mineralization to the east. A total of 7 holes of a planned 13 hole program were completed as of December 31, 2006 with drilling at Golden Promise having now resumed on January 8th focussed on completing the 6 holes remaining in the Phase 2 drill program.

Victoria Lake VMS Project

The first phase of reconnaissance drilling at Victoria Lake was very successful in outlining multiple horizons of strongly altered, sulphide-bearing felsic volcanic rocks that could host a significant precious-metal rich massive sulphide deposit. The encouraging results received from the widely spaced drilling are strongly suggestive of a proximal VMS environment and will be followed up with additional drilling.

The 11 hole, 2198 meter program tested several precious metal-rich massive sulphide targets on four widely spaced grids underlain by highly prospective volcanic rocks similar to those hosting the nearby high grade Boomerang Cu-Pb-Zn massive sulphide deposit being explored by Messina Minerals.

Long Lake Grid

The strongest alteration and sulphide concentrations were returned from the Long Lake target area where five holes totalling 1315 meters were completed. Hole LL-06-03 encountered strongly altered felsic volcanic rocks and locally significant sulphides (up to 25%) including minor base metal sulphides in the top 153 meters. Subsequently, hole LL-06-05 was collared approximately 500 meters southwest of LL-06-03 and intersected 122 meters of even stronger alteration and higher sulphide concentrations (up to 50% locally as semi-massive bands over narrow intervals), suggesting that a potential massive sulphide body may exist further to the southwest or at deeper levels. Strongly depleted sodium as low as 0.56% Na2O, in conjunction with elevated zinc (up to 1660 ppm), and copper (up to 970 ppm) in strongly silica/sericite altered rocks support the possibility of significant base/precious metal sulphides occurring in the area.

Swamp and Henry Waters Grids

Similarly altered felsic volcanic rocks were also encountered in the Henry Waters and Swamp grid drilling located approximately 5 kilometers north of the Long Lake grid. The altered felsic volcanic rocks drilled on both the Swamp and Henry Waters Grids are strongly enriched in base metals, particularly zinc. Swamp Grid drill hole SG-06-04 returned 1.29% Zn, 0.52% Zn, 0.59% Zn and 0.55% Zn over four separate 0.50 meters intervals within a 63 meter package of altered felsic volcanic rocks. Henry Waters drill hole HW-06-01, the only hole drilled at Henry Waters during the 2006 program, returned 1.31% Zn over 1 meter within a broader, 52-meter thick zone of altered and sulphide-bearing felsic volcanic rocks.

About Crosshair

Crosshair is an aggressive uranium and gold exploration and development Company with select projects in Newfoundland and Labrador. The Company has developed into a dominant player in the exploration for uranium in the Central Mineral Belt of Labrador. The 685 sq km Moran Lake Uranium / IOCG Project is host to potentially three significant types of uranium mineralization - Iron Oxide Copper Gold (IOCG -Olympic Dam), structurally controlled, shear zone (“Michelin”) and unconformity types of mineralization. In addition, through option agreements with Rubicon Minerals Corporation, Crosshair has secured a position in one of the most prospective massive sulphide districts in Canada as well as a promising early stage high grade gold property at South Golden Promise and Golden Promise.

For more information of the Company and its properties, please visit the website at www.crosshairexploration.com.

ON BEHALF OF THE BOARD

“Mark J Morabito”

President and CEO

Crosshair Exploration & Mining Corp. – Vancouver
T: 604-681-8030
F: 604-681-8039
E: dan@crosshairexploration.com
www.crosshairexploration.com

The Golden Promise Project is being explored under the terms of an option agreement between the Company and Paragon Minerals Corporation Ltd. (see Company news release dated May 2, 2006). Work is being carried out by David Mullen, Consulting Geologist to Paragon and supervised by Qualified Person David Copeland, M.Sc., P.Geo. All drill holes are NQ size. Core samples were cut in half on site and half of each sample interval was shipped to Eastern Analytical Limited of Springdale, Newfoundland for gold analysis. Gold assays were carried out by the metallic screen fire assay method and 1 A.T. fire assay at Eastern Analytical Limited. . Multi-element analyses and gold check assays were completed on sample pulps by ALS Chemex in North Vancouver, BC.

The Victoria Lake Project work is being carried out by Paragon Minerals personnel and supervised by Qualified Person David Copeland, M.Sc., P.Geo. Sampling procedures at Victoria Lake include cutting the core sample (BTW size – 42.0 mm diameter) in half on site and shipping the sealed samples to Accurassay Laboratories in Gambo, Newfoundland for prep and then shipped to Accurassay’s analytical lab in Thunder Bay, Ontario for multi-acid digestion ICP, gold and selected major oxide whole rock analysis.

Tim Froude, Senior Vice-President of Exploration for Crosshair, a qualified person under National Instrument 43-101, has reviewed the technical information in this press release.

Cautionary Note Regarding Forward-Looking Information

Information set forth in this news release may involve forward-looking statements. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address a company's expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium, gold and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; and tax consequences to U.S. Shareholders. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

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